[Letterhead of Orrick, Herrington & Sutcliffe LLP]

October 3, 2012

Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549
Attention: Filing Desk

Re:	Dryrock Issuance Trust
Dryrock Funding LLC
Barclays Bank Delaware
Amendment No. 3 to Form S-3 Registration Statement
File Nos. 333-182087, 333-182087-01 and 333-182087-02

Ladies and Gentlemen:

On behalf of Dryrock Issuance Trust, Dryrock Funding LLC and Barclays Bank Delaware, Barclays Bank Delaware (i) has filed through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced Registration Statement on Form S-3 and (ii) hereby requests that the effective date of the above referenced registration statement be accelerated to 10:00 a.m. (EST) on October 5, 2012, or as soon as practicable thereafter.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5077.

Sincerely yours,

/s/ Alan M. Knoll

Alan M. Knoll